
04019865


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2004
WASH. D.C. 185 SECTION

SECUR[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Barker Avenue Suite 410
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA, LLC, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
FOR THE YEAR ENDED JUNE 30, 2004

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (the "Company") as of June 30, 2004, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 or included for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CITRIN COOPERMAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 2, 2004

HARDCASTLE TRADING USA, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash and cash equivalents	$	49,410
Dividends receivable		32,714
Receivable from broker-dealer		12,148,430
Investments in securities, at market value		45,760,087
Investment in non-marketable securities		10,000
Prepaid expenses		10,575
Property and equipment, at cost, less accumulated depreciation of $33,668		155,907
Security deposits		163,006
TOTAL ASSETS	$	58,330,129

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at market value	$	55,672,056
Licensing fee payable to Hardcastle Trading AG		87,851
Accounts payable and accrued expenses		43,662
Dividends payable		27,736
Total liabilities		55,831,305
Member's equity		2,498,824
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,330,129

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

Income:	
Trading	$ 488,223
Dividends	114,409
Interest	60,318
Total income	662,950
Operating expenses:	
Salaries and benefits	47,143
Communications	153,715
Rent and occupancy	58,324
Floor brokerage	182,133
Dividends on short positions	149,677
Interest	84,177
Depreciation	33,668
Other	182,634
Total expenses	891,471
Loss before provision for income taxes	(228,521)
Provision for income taxes	(305)
Net loss	(228,826)
Member's equity-beginning	222,588
Contributions	2,505,062
MEMBER'S EQUITY-ENDING	$ 2,498,824

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:	
Net loss	$ (228,826)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	33,668
Changes in operating assets and liabilities:	
Receivable from broker-dealer	(12,148,430)
Dividends receivable	(32,714)
Investments in securities, at market value	(45,760,087)
Investment in non-marketable securities	(10,000)
Security deposits	(119,536)
Prepaid expenses	(10,075)
Securities sold, not yet purchased, at market value	55,672,056
Licensing fee payable to Hardcastle Trading AG	75,762
Accounts payable and accrued expenses	43,662
Dividends payable	27,736
Net cash used in operating activities	(2,456,784)
Cash used in investing activities:	
Purchase of property and equipment	(136,479)
Cash provided by financing activities:	
Member's contributions	2,505,062
Net decrease in cash and cash equivalents	(88,201)
Cash and cash equivalents - beginning	137,611
CASH AND CASH EQUIVALENTS - ENDING	$ 49,410
Supplemental disclosure of cash flow information:	
Interest paid	$ 84,177

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed on January 16, 2003, under the laws of the State of Delaware to manage and operate as a registered securities broker-dealer and engage in the securities and brokerage business. The Company is a wholly-owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), a participant in the Boston Options Exchange, and members of the International Securities Exchange and the Pacific Stock Exchange. The Company clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentration of credit risk arising from cash deposits in excess of insured limits

Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit insurance limit of $100,000. There were no uninsured cash balances at June 30, 2004.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company, with the consent of its member, has elected to be treated as a regular corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. The components of deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	5 years
Computer equipment	7 years

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2004, consisted of the following:

Furniture and equipment	$	74,413
Computer equipment		115,162
		189,575
Less: Accumulated depreciation		33,668
Net property and equipment	$	155,907

Depreciation expense for the year ended June 30, 2004 amounted to $33,668.

HARDCASTLE TRADING USA, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 3. INVESTMENTS IN SECURITIES

The Company has elected to use Rule 15c3-1(c)(2)(vi) with First Option of Chicago ("FOC"). Pursuant to this rule, FOC will be responsible to absorb the haircuts on the securities owned by the Company.

Investments in securities, carried at market value, consisted of the following at June 30, 2004.

	Owned	Sold, not yet purchased
Options	$ 12,257,869	$ 9,677,920
Equities	33,502,218	45,994,136
Total	$ 45,760,087	$ 55,672,056

NOTE 4. INCOME TAXES

The following is a summary of the Company's income tax provision recorded for the year ended June 30, 2004:

Current:	
Federal	$ -
State	305
Total current	305
Deferred:	
Federal	-
State	-
Total deferred	-
Total tax provision	$ 305

The Company has a net operating loss carry forward for federal and state income tax purposes of approximately $222,000, that expires in 2023. The related deferred tax asset in the amount of approximately $81,000 (federal - $62,000; state - $19,000) has been fully reserved by a valuation allowance since management can not conclude that realization of the tax benefit is probable.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the 12 months after commencing business and 15 to 1 thereafter. As of June 30, 2004, the Company was in compliance with these requirements. At June 30, 2004, the Company had net capital of $2,098,248 which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 as of June 30, 2004.

NOTE 6. RELATED PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a royalty agreement with its Parent. The agreement states that the Company is to pay the Parent a royalty based upon its return on utilized capital, as that term is defined in the agreement. In addition to providing the Company with access to the Parent's proprietary trading software, the Parent also provides management services based on its experience, knowledge and understanding to manage and operate the Company's trading, risk management, and back office operations. As of June 30, 2004, $87,851, has been incurred and accrued pursuant to this agreement.

NOTE 7. LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring on April 30, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending June 30:	
2005	$ 53,253
2006	53,551
2007	55,043
2008	55,043
2009	45,869
	$ 262,759

Rent expense amounted to $58,324 for the year ended June 30, 2004.

NOTE 8. SUBSEQUENT EVENTS

On July 5, 2004, the Company entered into a loan agreement with the Parent pursuant to which the Parent loaned the Company $1,250,000 in the form of a loan that is subordinate to the claims of the Company's general creditors (the "subordinated loan"). Interest on the loan is payable at 6% per annum and the loan matures in August 2007. The Company has received approval from the NASD that the subordinated loan will qualify for inclusion in its net capital.

SUPPLEMENTARY INFORMATION

HARDCASTLE TRADING USA, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Net capital		
Capital:		
Total member's equity	$	2,498,824
Non-allowable assets:		
Property and equipment		(155,907)
Investment in non-marketable securities		(10,000)
Prepaid expenses		(10,575)
Security deposits		(163,006)
Dividends receivable		(32,714)
Total non-allowable assets		(372,202)
Other deductions:		
Commodity future contracts		(14,400)
Other		(13,974)
Total other deductions		(28,374)
Net capital	$	2,098,248
Aggregate indebtedness:		
Accrued expenses	$	159,249
Total aggregate indebtedness	$	159,249
Computation of basic net capital requirement:		
Minimum net capital requirement of 12.5% of aggregate indebtedness	$	19,905
Minimum net capital required	$	100,000
Excess net capital	$	1,998,248
Excess net capital at 1000%	$	2,082,323
Ratio: Aggregate indebedness to net capital		0.08 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of June 30, 2004)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	2,115,261
Net effect of audit adjustments		(17,013)
NET CAPITAL, AS ADJUSTED	$	2,098,248

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Hardcastle Trading USA, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hardcastle Trading USA, LLC (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.



CITRIN COOPERMAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 2, 2004